UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. 19 )*
                                  ------------

                           Total System Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           $.10 Par Value Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   891906-10-9
                -------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                |_| Rule 13d-1(b)

                |_| Rule 13d-1(c)

                |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 9 pages

                                       13G

CUSIP No.  891906-10-9
--------------------------------

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Columbus Bank and Trust Company, as parent holding company and in various fiduciary capacities, and Synovus Financial Corp. as parent holding company of Columbus Bank and Trust Company.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [  ]

            (b) [X]

3          SEC USE ONLY



4          CITIZENSHIP OR PLACE OF ORGANIZATION

                 Georgia

Number of  5    SOLE VOTING POWER
Shares          157,455,980 - Beneficial ownership recognized
Benefi-           1,954,813 - Beneficial ownership disclaimed; Held as fiduciary cially
Owned
By Each
Reporting
Person
With
           6    SHARED VOTING POWER
                 232,440 - Beneficial ownership disclaimed; Held as fiduciary
           7    SOLE DISPOSITIVE POWER
                157,455,980 - Beneficial ownership recognized
                  1,926,174 - Beneficial ownership disclaimed; Held as fiduciary
           8    SHARED DISPOSITIVE POWER
                 238,840 - Beneficial ownership disclaimed; Held as fiduciary

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              (Includes Beneficial Ownership disclaimed)
               159,589,184

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           [  ]

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               82.0%
              (Calculated excluding from outstanding shares all shares owned by
                    Issuer as Treasury shares)

12         TYPE OF REPORTING PERSON

              BK and HC


                                   Page 2 of 9
                                 ------- -------

                        SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934


1.       (a)      Name of Issuer: Total System Services, Inc.
                                  ----------------------------------------------

         (b)      Address of Issuer's Principal Executive Offices:

                  1600 First Avenue
                  --------------------------------------------------------------
                  Columbus, Georgia 31901
                  --------------------------------------------------------------

2.       (a) & (b)  Name and Principal Business Office of Person Filing:

                  Synovus Financial Corp., One Arsenal Place, 901 Front Avenue,
                  --------------------------------------------------------------
                  Suite 301
                  --------------------------------------------------------------
                  Columbus, Georgia    31901
                  --------------------------------------------------------------
                  Columbus Bank and Trust Company, 1148 Broadway
                  --------------------------------------------------------------
                  Columbus, Georgia 31901
                  --------------------------------------------------------------

         (c)      Citizenship:

                  Columbus Bank and Trust Company, Synovus Financial Corp., and
                  --------------------------------------------------------------
                  Total System Services, Inc. are Georgia corporations, with
                  --------------------------------------------------------------
                  Columbus Bank and  Trust Company being a Georgia banking
                  --------------------------------------------------------------
                  corporation, and Synovus Financial Corp. and Total System
                  --------------------------------------------------------------
                  Services, Inc. being Georgia business corporations.
                  --------------------------------------------------------------

         (d)      Title of class of securities: $.10 par value common stock.
                  --------------------------------------------------------------

         (e)      CUSIP No. 891906-10-9
                  --------------------------------------------------------------

3.       Check whether person filing is a:

         (a)  [  ]  Broker or Dealer registered under Section 15 of the Act

         (b)  [X]   Bank as defined in section 3(a)(6) of the Act

         (c)  [  ]  Insurance Company as defined in section 3(a)(19) of the Act

         (d)  [  ]  Investment Company registered under section 8 of the
                      Investment Company Act of 1940

         (e)  [  ]  Investment Adviser in accordance with ss.240.13d -
                    1(b)(1)(ii)(E)

         (f)  [  ]  An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

         (g)  [X]   A parent holding company or control person in accordance
                    with ss. 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)

         (h)  [  ]  A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813)

         (i)  [  ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

         (j)  [  ]  Group, in accordance withss.240.13d-1(b)(1)(ii)(J)


4.       Ownership:

         (a) Amount beneficially owned (Includes shares as to which beneficial ownership is disclaimed).

              December 31, 2001      159,589,184
              -----------------------------------------------------------------

         (b)  Percent of Class:   82.0%   (Calculated excluding from outstanding
              ------------------------------------------------------------------
              shares all shares owned by the Issuer as treasury shares).
              ------------------------------------------------------------------

         (c)  Number of shares as to which such person has:

              (i)      Sole power to vote or to direct the vote

                        157,455,980 - Beneficial ownership recognized
                        --------------------------------------------------------
                        1,954,813 - Beneficial ownership disclaimed; held as
                        --------------------------------------------------------
                        fiduciary
                       ---------------------------------------------------------

              (ii)     Shared power to vote or to direct the vote

                        232,440 - Beneficial ownership disclaimed; held as
                        --------------------------------------------------------
                        fiduciary
                       ---------------------------------------------------------

              (iii)    Sole power to dispose or to direct the disposition of

                        157,455,980 - Beneficial ownership recognized
                        --------------------------------------------------------
                        1,926,174 - Beneficial ownership disclaimed; held as
                        --------------------------------------------------------
                        fiduciary
                        --------------------------------------------------------


              (iv)     Shared power to dispose or to direct the disposition of

                       238,840 - Beneficial ownership disclaimed; held as
                       ---------------------------------------------------------
                       fiduciary
                       ---------------------------------------------------------


         For an additional discussion on this item, see Exhibits "A" and "B" attached hereto.


5.       Ownership of Five Percent or Less of a Class.

            Not Applicable
         -----------------------------------------------------------------------


6.       Ownership of More than Five Percent on Behalf of Another Person.

            SEE EXHIBIT "B"
         -----------------------------------------------------------------------


7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            SEE EXHIBIT "B"
         -----------------------------------------------------------------------


8.       Identification and Classification of Members of the Group.

            Not Applicable
         -----------------------------------------------------------------------


9.       Notice of Dissolution of Group.

            Not Applicable
         -----------------------------------------------------------------------

10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           COLUMBUS BANK AND TRUST
                                           COMPANY


                                           By: /s/James D. Yancey
                                              ----------------------------------
                                                 James D. Yancey
February 1, 2002                                 Chairman of the Board
--------------------
Date
                                           SYNOVUS FINANCIAL CORP.


                                           By: /s/G. Sanders Griffith, III
                                               ---------------------------------
                                                 G. Sanders Griffith, III
February 1, 2002                                 Senior Executive Vice President
--------------------
Date

                                   EXHIBIT "A"
                                   ------------

         In addition to the securities identified in the response to Item 4, as of December 31, 2001, the banking and trust company subsidiaries of Synovus Financial Corp., including Columbus Bank and Trust Company and its trust company subsidiary, possessed neither sole nor shared voting or investment power in connection with 1,893,701 shares of the class of securities which is the subject of this report, which were held in various agency, custody, safekeeping or asset management capacities, or with brokers, for various agency, custody, safekeeping or asset management customers. Such securities are not included in the response to such item in this report. However, appropriate disclosures will be included in all future reports to identify the volume of such securities held in agency, custody, safekeeping, asset management or other capacities in which they possess neither sole or shared voting or investment power.

                                   EXHIBIT "B"
                                   -----------

         As of December 31, 2001, Columbus Bank and Trust Company, the parent holding company of the issuer, as well as a banking subsidiary of Synovus Financial Corp. and a signatory party hereto, possessed the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 80.8% of the class of the securities which is the subject of this report, equal to 157,455,980 shares, of which the beneficial ownership is recognized. In addition, 2,233,104 shares of the class of securities which is the subject of this report are held in a fiduciary capacity by Columbus Bank and Trust Company's wholly-owned trust company subsidiary, Synovus Trust Company ("Synovus Trust"), as set forth below. None of the other subsidiaries of any of the signatory parties hereto have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities which is the subject of this report, as of December 31, 2001. None of such subsidiaries, individually or in the aggregate, possesses such right or power relating to more than five percent of the class of the securities which is the subject of this report.

         Held by Columbus Bank and Trust Company and its wholly-owned trust company subsidiary, Synovus Trust Company, as of December 31, 2001.

             Sole                      Shared                 Sole Power                Shared Power
         Voting Power               Voting Power              To Dispose                To Dispose
         ------------               ------------              ----------                ----------
         157,455,980<f1>             232,440<f2>               157,455,980<f1>           238,840<f2>
           1,954,813<f2>                                         1,926,174<f2>

<f1> As of December 31, 2001, Columbus Bank and Trust Company was the registered owner and possessed sole voting and dispositive power with respect to 157,455,980 shares of the class of the securities which is the subject of this report, the beneficial ownership of which is recognized.

<f2> As of December 31, 2001, Synovus Trust Company, the wholly-owned trust company subsidiary of Columbus Bank and Trust Company, held in various fiduciary capacities 1,954,813 shares as to which it possessed sole voting power, 1,926,174 shares as to which it possessed sole dispositive power, 232,440 shares as to which it possessed shared voting power, and 238,840 shares as to which it possessed shared dispositive power, of the class of the securities which is the subject of this report, the beneficial ownership of which is disclaimed.